Conectiv Energy Holding Company Parent
Balance Sheet
(Dollars in Thousands)
Unaudited

	Actual June 30, 2003
ASSETS	
Accounts Receivable	*
Note Receivable from Associated Companies	*
Investment in Consolidated Companies	*
Total Assets	*
LIABILITIES AND OWNER'S EQUITY	
Interest and Taxes Accrued	*
Capitalization	
Conectiv common stock	*
Additional paid-in capital	*
Other comprehensive income	*
Retained earnings	*
Total equity	*
Conectiv money pool loan	*
Total capitalization	*
Total Capitalization and Liabilities	*

* Filed under request for confidential treatment pursuant to Rule 104(b) of the
  Public Utility Holding Company Act of 1935.